UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

QUANTUMSCAPE CORPORATION

(Name of Issuer)

Class A Common Stock

Class B Common Stock

(Title of Class of Securities)

74767V 109

(CUSIP Number)

Dr. Sebastian Pläster

Volkswagen Aktiengesellschaft
Brieffach/Letter Box 011/1884/4
38436 Wolfsburg
Deutschland/Germany

+49 (0)173 2765039

with copy to

Dominic Lange

Volkswagen Aktiengesellschaft

Brieffach/Letter Box 011/1884/4
38436 Wolfsburg
Deutschland/Germany

+49 (0) 151 14298611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74767V 109	Page 1 of 5

1	Name of Reporting Person Volkswagen Group of America Investments, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 68,236,103 shares of Class A Common Stock and 17,980,436 shares of Class B Common Stock (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 68,236,103 shares of Class A Common Stock and 17,980,436 shares of Class B Common Stock (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 68,236,103 shares of Class A Common Stock and 17,980,436 shares of Class B Common Stock (1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 28.52% of Class A Common Stock and 11.51% of Class B Common Stock (2)
14	Type of Reporting Person (See Instructions) OO

(1) Holders of Class A Common Stock are entitled to one vote for each share held as of the record date for the determination of the stockholders entitled to vote on such matters and holders of Class B Common Stock are entitled to ten votes for each share held at the record date for the determination of the stockholders entitled to vote on such matters, except as otherwise required by law. The holders of Class A Common Stock and Class B Common Stock will vote together as a single class, unless otherwise expressly provided in the certificate of incorporation of the Issuer or required by law.

(2) Based on a total of 395,401,351 shares of Common Stock, consisting of 239,239,502 shares of Class A Common Stock and 156,161,849 shares of Class B Common Stock of the Issuer outstanding as of March 8, 2021. The total shares of Class A Common Stock in the preceding sentence assume (i) 212,058,168 shares of Class A Common stock outstanding as of March 8, 2021, (ii) the issuance of 11,960,000 shares of Class A Common Stock after March 8, 2021 pursuant to the Issuer’s registration statement on Form S-1 (File No. 333-254582), and (iii) the issuance of 15,221,334 shares of Class A Common Stock to Volkswagen Group of America Investments, LLC after March 8, 2021 as described in this Amendment No. 1 (as previously reflected on the Schedule 13D filed by the Reporting Persons on December 7, 2020). The shares of Class A Common Stock and Class B Common Stock beneficially owned by Volkswagen Group of America Investments, LLC represent 21.80% of the outstanding capital stock of the Issuer and 13.77% of the outstanding voting power of the Issuer’s capital stock.

CUSIP No. 74767V 109	Page 2 of 5

1	Name of Reporting Person Volkswagen Group of America, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 68,236,103 shares of Class A Common Stock and 17,980,436 shares of Class B Common Stock (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 68,236,103 shares of Class A Common Stock and 17,980,436 shares of Class B Common Stock (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 68,236,103 shares of Class A Common Stock and 17,980,436 shares of Class B Common Stock (1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 28.52% of Class A Common Stock and 11.51% of Class B Common Stock (2)
14	Type of Reporting Person (See Instructions) HC, CO

(1) Holders of Class A Common Stock are entitled to one vote for each share held as of the record date for the determination of the stockholders entitled to vote on such matters and holders of Class B Common Stock are entitled to ten votes for each share held at the record date for the determination of the stockholders entitled to vote on such matters, except as otherwise required by law. The holders of Class A Common Stock and Class B Common Stock will vote together as a single class, unless otherwise expressly provided in the certificate of incorporation of the Issuer or required by law.

(2) Based on a total of 395,401,351 shares of Common Stock, consisting of 239,239,502 shares of Class A Common Stock and 156,161,849 shares of Class B Common Stock of the Issuer outstanding as of March 8, 2021. The total shares of Class A Common Stock in the preceding sentence assume (i) 212,058,168 shares of Class A Common stock outstanding as of March 8, 2021, (ii) the issuance of 11,960,000 shares of Class A Common Stock after March 8, 2021 pursuant to the Issuer’s registration statement on Form S-1 (File No. 333-254582), and (iii) the issuance of 15,221,334 shares of Class A Common Stock to Volkswagen Group of America, Inc. after March 8, 2021 as described in this Amendment No. 1 (as previously reflected on the Schedule 13D filed by the Reporting Persons on December 7, 2020). The shares of Class A Common Stock and Class B Common Stock beneficially owned by Volkswagen Group of America, Inc. represent 21.80% of the outstanding capital stock of the Issuer and 13.77% of the outstanding voting power of the Issuer’s capital stock.

CUSIP No. 74767V 109	Page 3 of 5

1	Name of Reporting Person Volkswagen Aktiengesellschaft
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 68,236,103 shares of Class A Common Stock and 17,980,436 shares of Class B Common Stock (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 68,236,103 shares of Class A Common Stock and 17,980,436 shares of Class B Common Stock (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 68,236,103 shares of Class A Common Stock and 17,980,436 shares of Class B Common Stock (1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 28.52% of Class A Common Stock and 11.51% of Class B Common Stock (2)
14	Type of Reporting Person (See Instructions) HC, CO

(1) Holders of Class A Common Stock are entitled to one vote for each share held as of the record date for the determination of the stockholders entitled to vote on such matters and holders of Class B Common Stock are entitled to ten votes for each share held at the record date for the determination of the stockholders entitled to vote on such matters, except as otherwise required by law. The holders of Class A Common Stock and Class B Common Stock will vote together as a single class, unless otherwise expressly provided in the certificate of incorporation of the Issuer or required by law.

(2) Based on a total of 395,401,351 shares of Common Stock, consisting of 239,239,502 shares of Class A Common Stock and 156,161,849 shares of Class B Common Stock of the Issuer outstanding as of March 8, 2021. The total shares of Class A Common Stock in the preceding sentence assume (i) 212,058,168 shares of Class A Common stock outstanding as of March 8, 2021, (ii) the issuance of 11,960,000 shares of Class A Common Stock after March 8, 2021 pursuant to the Issuer’s registration statement on Form S-1 (File No. 333-254582), and (iii) the issuance of 15,221,334 shares of Class A Common Stock to Volkswagen Aktiengesellschaft after March 8, 2021 as described in this Amendment No. 1 (as previously reflected on the Schedule 13D filed by the Reporting Persons on December 7, 2020). The shares of Class A Common Stock and Class B Common Stock beneficially owned by Volkswagen Aktiengesellschaft represent 21.80% of the outstanding capital stock of the Issuer and 13.77% of the outstanding voting power of the Issuer’s capital stock.

CUSIP No. 74767V 109	Page 4 of 5

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2020 by (i) Volkswagen Group of America Investments, LLC (“VWGoAI”), (ii) Volkswagen Group of America, Inc. (“VWGoA”), and (iii) Volkswagen Aktiengesellschaft (“Volkswagen”) (the “Schedule 13D”) as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as and to the extent applicable. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Series F Closing Agreement

On March 30, 2021 VWGoAI, Original QuantumScape and the Issuer entered into a Series F Closing Agreement (the “Series F Closing Agreement”), pursuant to which the parties agreed, among other things, that (i) other than the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (“HSR”), the Issuer had fulfilled all of the closing conditions to the Second Closing under the Series F Stock Purchase Agreement (as set forth in such agreement), including the achievement of a specified technical milestone, and (ii) the parties would effect the Second Closing on the fifth (5th) Business Day following the date of expiration or early termination of the HSR waiting period or receipt of any clearance under applicable Antitrust Laws.

Except as described above and elsewhere in this Amendment No. 1 and the Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

10.7	Series F Closing Agreement, dated March 30, 2021, by and among the Issuer, Original QuantumScape and VWGoAI.

CUSIP No. 74767V 109	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2021

VOLKSWAGEN AKTIENGESELLSCHAFT

By:	/s/ Dr. Sebastian Pläster
Name:	Dr. Sebastian Pläster
Title:	Attorney-in-fact

By:	/s/ Dr. Angela-Kristina Speidel
Name:	Dr. Angela-Kristina Speidel
Title:	Attorney-in-fact

VOLKSWAGEN GROUP OF AMERICA, INC.

By:	/s/ Kevin Duke
Name:	Kevin Duke

Title:	Secretary, Assistant General Counsel – Corporate Matters

VOLKSWAGEN GROUP OF AMERICA INVESTMENTS, LLC

By:	/s/ Kevin Duke
Name:	Kevin Duke
Title:	VP & Secretary